U.S. SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                  FORM 12b-25

NOTIFICATION OF LATE FILING
                                                         SEC FILE NUMBER
[X] Form 10-QSB                                          0-22750

For the Quarterly Period Ended March 31, 2000

Part I          Registrant Information

Full Name of Registrant:     Quintek Technologies, Inc.

Address of Principal Executive Office (Street and Number)

                          537 Constitution Ave., Suite B
                           Camarillo, California, 93012

Part II          Rules 12b-25(b) and (c)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

     (b) The subject Report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.


Part III          Narrative

     The Report on Form 10-QSB for Quintek Technologies, Inc., (the Company) for the quarter ended March 31, 2000, is due to be filed on May 15, 2000. As of May 15, 2000, the unaudited interim financial statement is not yet complete because not all internal adjustments reflecting transactions, including the Company's purchase of Juniper Acquisition Corp. in the first quarter of 2000, have been completed. The Company expects that its Form 10-QSB will be filed before May 20, 2000.

Part IV   Other Information

     (1) Name and telephone number of person to contact in regard to this information.

           Lee Polson                       512-474-8881
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     (2)   Have all other periodic reports required under section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment
Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify report(s).
                                                   [X]  Yes     [  ]  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [  ] Yes     [X]  No

     The Company was not a reporting company during the same period in the last fiscal year.

                                    Signatures

     Quintek Technologies, Inc., has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Quintek Technologies, Inc.


Date:   May 12, 2000
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                                             Thomas W. Sims, President
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